September 15, 2006
BY EDGAR
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

Re:	Catalyst Paper Corporation
Schedule 14D-1F filed August 11, 2006 by CTOE LLC
SEC File No. 005-79409

Dear Mr. Duchovny:
     We are acting as special counsel to CTOE LLC (the “Bidder”) and Third Avenue Management LLC (“TAM”) with respect to the above-captioned Schedule 14D-1F filed with the Commission on August 11, 2006. On behalf of the Bidder and TAM, we hereby advise that Amendment No. 1 to the above-referenced Schedule 14D-1F (the “Schedule”) was filed with the Securities and Exchange Commission (the “Commission”) today. The changes reflected in the Schedule include those made in response to certain of the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 16, 2006 (the “Comment Letter”).
     Set forth below in this letter are the responses of the Bidder and TAM to the Comments. For the convenience of the Staff, we have restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Schedule.
Schedule 14D-1F
I.    Eligibility Requirements
1.	Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Catalyst Paper. See Instruction 3 to I.A. of Schedule 14D-1F.

The Bidder and TAM concluded that U.S. holders held less than 40% of the outstanding common shares (the “Shares”) of Catalyst Paper Corporation (the “Company”) because (a) the Shares are not traded on national securities exchanges in the United States, including NASDAQ, (b) the Company’s most recent annual report does not indicate that U.S. holders hold 40% or more of the Shares, and (c) the list of registered holders provided by the Company’s transfer agent and the list of non-objecting beneficial owners of the Shares as shown on the records of the intermediaries, indicate that the level of U.S. ownership does not equal or exceed 40% of the Shares.
II.  Compliance with the Exchange Act
2.	Please advise us whether any of the bidders has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidders to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules. If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Neither the Bidder nor TAM has been granted any waivers or exemptions with respect to the Offer from applicable Canadian regulatory provisions imposing requirements that otherwise would be prescribed by Regulation 14D. The Bidder requested waivers from the valuation requirements in each of the provinces where a valuation otherwise would be required, as described on page 25 of the circular in respect of the Bidder’s Offer to Purchase for Cash (the “Offering Circular”) under Section 15 “Regulatory Matters — Valuation Requirements for Insider Bids”. On September 12, 2006, the Bidder was granted discretionary relief by the applicable securities regulatory authorities from the valuation requirements applicable to a take-over bid circular in respect of an “insider bid”, as described in the notice of extension and variation with respect to the Offering Circular (the “Notice of Extension”) filed as an exhibit to Amendment No. 1 to the Schedule under Section 2 “Recent Developments — Regulatory Approvals”.
Cover Page of Schedule 14D-1F
3.	Please tell us why Mr. Friedman is not listed as a bidder on the cover page together with CTOE and Third Avenue Management. Refer to Rule 14d-1(g) for the definition of bidder. In addition, please have Mr. Friedman and Third Avenue Management sign the Schedule 14D-1F.
a.	As discussed with the Staff, Mr. Friedman should not be included as a bidder because he is not a person on whose behalf the offer is being made. Under staff guidance (in particular item II.D.2 of the Current Issues and Rulemaking Projects materials posted on the SEC’s website), the Staff may look beyond the formal legal entity making the offer to find that additional persons are included as persons on whose behalf the offer is being made. In making this determination, all relevant factors need to be taken into account. The Staff has listed seven factors that occur regularly. We believe that none of these would lead to a conclusion that Mr. Friedman is a bidder.
1.	He did not play any role in instructing, structuring or negotiating the terms of the Offer.

2.	He is not acting together with the Bidder but simply as an individual who follows the directions of TAM in a ministerial capacity.

3.	He has no control over the terms of the Offer.

4.	He is not providing any financing and has no role in obtaining any financing.

5.	Although theoretically able to control the Bidder by virtue of his position as sole member of the Bidder, as a practical matter he does not exercise any control over the Bidder.

6.	He did not cause the Bidder to be formed or participate in its formation.

7.	He will not beneficially own any of the Shares that the Bidder is seeking to purchase.
In addition, Mr. Friedman does not currently own beneficially or of record any of the outstanding Shares and is being fully indemnified by TAM. Accordingly, Mr. Friedman shall not have incurred any costs or expenses, nor will he bear any liability associated with the formation of the Bidder, its limited role in the Offer, or the consummation of the Offer itself.

We recognize that the Staff guidance indicates that one or two of the above factors may control the determination, depending on the circumstances. However, unless the Staff’s position is that the mere existence of theoretical legal control always outweighs all the other factors, we do not think that such a narrow reading alone should be determinative in this case. Including Mr. Friedman as a bidder is not necessary for the protection of investors since he does not perform any policy-making functions with respect to the Offer and will have no beneficial ownership of the Shares.

As discussed with the Staff, disclosure regarding Mr. Friedman’s role with respect to the Offer has been included in the Notice of Extension under Section 3 “Variation of the Offer — D. Role of Mark Friedman with Respect to the Offer”.
b.	TAM has been listed as a bidder on the Schedule with an appropriate explanatory note to the effect that, although the Bidder was formed at the request of TAM, at no time has TAM been a record or beneficial owner of Shares nor will TAM be a registered or beneficial owner of Shares acquired pursuant to the Offer. As a registered investment advisor, TAM, of course, is greatly restricted from acting as principal for its own account on securities transactions with its clients. Although TAM is not acting as principal in this transaction, and thus this transaction does not violate any provisions of the Investment Advisers Act of 1940 (the “Advisers Act”), TAM caused the Bidder to be set up as an independent entity to avoid even the appearance of impropriety.

The Offer is being made by TAM and the Bidder on behalf of approximately a dozen managed mutual funds and separate client accounts. None of the beneficial owners with respect to such client accounts are acting jointly or in concert, and, beyond the Third Avenue Funds, none knows the identity of the other client accounts on whose behalf the Offer is being made. TAM has sole investment authority over the Shares held in each such managed fund and client account. None of the beneficial owners of such funds and client accounts has any investment authority with respect to the Shares held in such funds or client accounts.

The beneficial owners of the separate client accounts have undertaken to not effect any trades of the Shares during the pendency of the Offer and for twenty business days thereafter. As such, the managed funds and separate client accounts are prohibited from tendering in the Offer any Shares held by them. In addition, as investment advisor with respect to such managed funds and client accounts, TAM has sole discretion with respect to trading by and on their behalf.

TAM’s predecessor was founded in 1986 as a registered investment adviser under the Advisers Act providing advisory services to institutional and private clients, through a variety of investment vehicles, including four major mutual funds, Third Avenue Value Fund, Third Avenue Small-Cap Value Fund, Third Avenue Real Estate Value Fund and Third Avenue International Value Fund. TAM is not being used as a trading vehicle by, and is not controlled by, any one person. Information on TAM is available in its Form ADV, which is publicly available.

As disclosed on pages 1 and 2 of the Offering Circular under “Other Interested Parties”, other than the managed funds, no separate client account currently beneficially owns more than 2.5% of the Shares or will beneficially own more than 2.5% of the Shares following a successful completion of the Offer.

Accordingly, we respectfully submit that, for the reasons set forth above, the managed funds and separate client accounts should not be listed as bidders on the Schedule..
4.	We note you calculated the filing fee based on the tender of 15.6 million common shares of Catalyst Paper. Given that you are tendering for 39 million common shares, tell us how your filing fee complies with Rule 0-11. Alternatively, recalculate the filing fee.

In accordance with Item 4S of the Commission’s Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement), the Bidder calculated the filing fee for Schedule 14D-1F on the basis that fewer than 40% of the total number of Shares that are subject to the Offer will be acquired from U.S. holders. Based upon available information the Bidder believes that it will be entitled to a refund of a portion of its filing fee at the conclusion of the Offer.
Offer to Purchase for Cash
Notice to Shareholders in the United States, page iii
5.	Refer to the fourth paragraph in this section. Please revise the disclosure to more closely follow the legend as set forth in Item 2 of Schedule 14D-1F.

As discussed with the Staff and in response to the Staff’s Comment, (a) disclosure has been included on the cover page of the Notice of Extension that more closely follows the legend set forth in Item 2 of Schedule 14D-1F and (b) as set forth in the Notice of Extension under Section 3 “Variation of the Offer — B. Notice to Shareholders in the

United States”, the Notice to Shareholders in the United States in the Offering Circular has been revised to more closely follow the legend set forth in Item 2 of Schedule 14D-1F.
III. Conditions to the Exchange Offer, page 8
6.	We note the shareholders rights plan agreement adopted by Catalyst Paper on August 14, 2006. Please revise your disclosure to describe how, if at all, this affects your offer and the satisfaction of the conditions of the offer. Also, update your disclosure in the section “Changes in Capitalization, Dividends, Distributions and Liens” (page 14) as necessary as a result of the adoption of the rights plan.

As described in the Notice of Extension under Section 2 “Recent Developments — Catalyst Shareholder Rights Plan”, on August 15, 2006, the Company announced that it had adopted a shareholder rights plan dated August 14, 2006 that has a duration of 180 days (i.e., until February 10, 2007), subject to the approval of the Toronto Stock Exchange. As a result of the implementation of the shareholder rights plan, the Bidder and TAM determined to add a new condition to the Offer relating to such rights plan, as described in the Notice of Extension under Section 3 “Variation of the Offer — A. Conditions”.

In addition, the Bidder and TAM determined to extend the Expiry Time for the Offer to resolve the status of the Company’s shareholder rights plan once all regulatory approvals for the Offer have been obtained. The extension is for a period of thirty-five days.

In response to the Staff’s Comment, disclosure with respect to the Company’s shareholder rights plan has been included in the Notice of Extension (a) under Section 2 “Recent Developments — Catalyst Shareholder Rights Plan” and (b) under Section 3 “Variation of the Offer — A. Conditions”.

7.	In the first full paragraph on page 11, within this section, the bidders explain the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the offerors decide to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver. Please revise your disclosure accordingly.

As discussed with the Staff and in response to the Staff’s Comment, appropriate disclosure has been included in the Notice of Extension under Section 3 “Variation of the Offer — A. Conditions”.

8.	The bidders explain the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time. This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived prior to offer expiration. We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.
As discussed with the Staff and in response to the Staff’s Comment, appropriate disclosure has been included in the Notice of Extension under Section 3 “Variation of the Offer — A. Conditions”.
Market Purchases, page 13
9.	With respect to the first and second paragraphs, please clarify here (and elsewhere in your document as necessary) which are the “applicable laws” to which you refer. Also, provide us with your brief legal analysis of your compliance with Rule 14e-5 in light of your disclosure.

As discussed with the Staff and in response to the Staff’s Comment, revised disclosure has been included in the Notice of Extension under Section 3 “Variation of the Offer — C. Market Purchases”.
Closing Comments
                              We hereby confirm, on behalf of the Bidder and TAM, that:
•	the Bidder and TAM acknowledge that each is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Bidder and TAM acknowledge that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Bidder and TAM acknowledge that none of them may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
                         Please direct any questions to me at (212) 880-6050 or my partner, Andy Beck, at (212) 880-6010. You may also contact either of us via facsimile at (212) 682-0200.

Sincerely yours,
/s/ TORYS LLP

TORYS LLP

On behalf of CTOE LLC and Third Avenue Management LLC